June 11, 2021

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:       Mr. Jeffrey Gabor

 Mr. Tom Kluck

Re:	Convey Holding Parent, Inc. Registration Statement on Form S-1 Registration File No. 333-256370

Dear Messrs. Gabor and Kluck:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Convey Holding Parent, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM (New York City time) on June 15, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cravath, Swaine & Moore LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we intend to distribute approximately 3,232 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

BofA Securities, Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

As Representatives of the several Underwriters

BofA Securities, Inc.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

Goldman Sachs & Co. LLC

By:	/s/ Dan Cocks
Name: Dan Cocks
Title: Managing Director

J.P. Morgan Securities LLC

By:	/s/ Alejandra Fernandez
Name: Alejandra Fernandez
Title: Executive Director

[Signature Page to Underwriters’ Acceleration Request]